UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China SAR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. ( "KHD")

Suite 702, 7th Floor

Ruttonjee House

11 Duddell Street

Hong Kong SAR

Item 2.	Date of Material Change

March 29, 2007.

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News release dated March 29, 2007, disseminated through PR Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD has entered into an arrangement agreement, dated as of March 29, 2007 (the "Agreement") with Sasamat Capital Corporation ("Sasamat") which provides for the acquisition by KHD (the "Arrangement") of all of the issued and outstanding common shares without par value in the capital of Sasamat (the "Sasamat Shares"). If the proposed Arrangement is completed, Sasamat will become a wholly-owned subsidiary of KHD.

Pursuant to the proposed Arrangement, the shareholders of Sasamat who do not object to the terms of the Agreement (the "Non-Dissenting Shareholders") will exchange their Sasamat Shares for common shares without par value in the capital of KHD (the "KHD Shares") on the basis of 0.111 of a KHD Share for each Sasamat Share held, subject to adjustment. The share exchange ratio reflects a purchase price of CDN$5.19 per Sasamat Share.

The proposed Arrangement requires court approval and the approval of the shareholders of Sasamat. The board of directors of Sasamat has set May 22, 2007 as the date for the annual and special meeting of shareholders, at which one of the items of business will be the consideration of the proposed Arrangement.

If all necessary approvals are obtained, the effective date of the proposed Arrangement is anticipated to be May 30, 2007 (the "Effective Date").

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Pursuant to the terms of the Agreement, KHD has agreed to acquire all of the issued and outstanding Sasamat Shares that KHD does not currently own, subject to court approval and approval of the proposed Arrangement by the shareholders of Sasamat. KHD currently owns, directly or indirectly, approximately 59% of the issued and outstanding Sasamat Shares.

The proposed Arrangement is structured such that Sasamat will amalgamate with a wholly-owned subsidiary of KHD ("Newco") under the provisions of the Canada Business Corporations Act (the "CBCA") and continue as an amalgamated corporation thereunder.

Pursuant to the proposed Arrangement, all issued and outstanding Sasamat Shares held by Non-Dissenting Shareholders will be exchanged for fully paid and non-assessable KHD Shares on the basis of 0.111 of a KHD Share for each Sasamat Share (the "Share Exchange Ratio"), such that each Non-Dissenting Shareholder will receive in exchange for the aggregate number of Sasamat Shares held by the Non-Dissenting Shareholder: (a) such number of fully paid KHD Shares equal to the Share Exchange Ratio multiplied by the aggregate number of Sasamat Shares held by the Non-Dissenting Shareholder, rounded down to the nearest whole number; (b) and a cheque payable to the Non-Dissenting Shareholder equal to the closing price of the KHD Shares on the last trading day before the Effective Date multiplied by, and in lieu of, the fraction of a KHD Share that would otherwise be issuable to the Non-Dissenting Shareholder if the number of KHD Shares was not rounded down to the nearest whole number, provided that any Non-Dissenting Shareholder who is entitled to receive in the aggregate less than one (1) KHD Share will receive one (1) KHD Share and no other consideration.

The Share Exchange Ratio will be subject to equitable adjustment in certain circumstances, including, but not limited to, any stock split, stock dividend, reverse stock split or similar event affecting the KHD Shares between the date of the Agreement and the Effective Date. The Share Exchange Ratio will further be subject to equitable adjustment if the market value of the KHD Shares materially changes prior to the Effective Date. The equitable adjustment will be upon the agreement of KHD and Sasamat, acting reasonably.

The terms of the proposed Arrangement imply a purchase price of CDN$5.19 per Sasamat Share, based on price of US$40.36 per KHD Share (the "Purchase Price").

The proposed Arrangement is a "going private transaction" and a "related party transaction" within the meaning of Policy Q-27 of the Autorité des Marchés Financiers ("Policy Q-27"). Policy Q-27 establishes rules that are intended to ensure that transactions, such as the proposed Arrangement, are both substantively and procedurally fair to minority shareholders. In compliance with Policy Q-27, the board of directors of Sasamat has appointed an independent committee of the board of directors, which committee has engaged an independent valuator to prepare a valuation and fairness opinion in respect of the terms of the proposed Arrangement, including, but not limited to, the Purchase Price.

The proposed Arrangement requires court approval, in respect of which Sasamat and KHD will be making an application to the Supreme Court of British Columbia for: (a) an interim order providing for the calling and holding of a special meeting of the shareholders of Sasamat to consider the proposed Arrangement; and (b) a final order approving the proposed Arrangement (assuming that the shareholders of Sasamat approve the proposed Arrangement). The provisions of Policy Q-27 and the CBCA require that the proposed Arrangement be approved by: (a) two-thirds of the votes cast by the shareholders of Sasamat who vote in respect thereof; and (b) a majority of the votes cast by minority shareholders of Sasamat (i.e. shareholders not related to KHD or Newco) in respect thereof. The board of directors of Sasamat has set May 22, 2007 as the date of the annual and special meeting of shareholders (the "Meeting"), at which one of the items of business will be the consideration of the proposed Arrangement.

For more details concerning the proposed Arrangement, see the management information circular in respect of the Meeting which will be filed by Sasamat on SEDAR at www.sedar.com and the attached news release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Smith

Chairman of the Board, Chief Financial Officer and Secretary

604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

April 3, 2007.

News Release

______________________________________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. ANNOUNCES AGREEMENT

TO ACQUIRE THE REMAINING SHARES OF SASAMAT CAPITAL CORPORATION

HONG KONG (March 29, 2007) . . . KHD Humboldt Wedag International Ltd. (“KHD”) (Nasdaq: KHDH) announces that it has entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation (“Sasamat”) (SSALF.PK), in which Sasamat will amalgamate with a wholly owned subsidiary of KHD under the Canada Business Corporation Act (“CBCA”). Currently, Sasamat is a 59 percent subsidiary of KHD who in turn owns approximately 30 percent of KHD’s German operations.

Shareholders of Sasamat will exchange their Sasamat shares for shares of KHD (the “KHD Shares”) on the basis of 0.111 KHD Shares for each Sasamat Share held, subject to adjustment based upon any change greater than 2 percent in the value of the KHD shares that may have occurred as of the last trading day prior to the effective date of the Arrangement. The effective date of the Arrangement is scheduled to occur on May 30, 2007. This reflects a purchase price of CDN$5.19 per Sasamat Share and US$40.36 per KHD Share.

The Arrangement requires court approval under the CBCA and approval by the shareholders of Sasamat, and is also subject to various conditions customary for transactions of this type. Sasamat and KHD will apply to the Supreme Court of British Columbia to obtain an interim order providing, among other things, for the calling and holding of the special meeting of shareholders of Sasamat. The Arrangement is to be approved by two-thirds of the votes cast by Sasamat shareholders and a majority of the votes cast by the minority shareholders. Sasamat expects to hold its special general meeting on May 22, 2007. Further information concerning the Arrangement can be obtained in the Sasamat circular to be filed on SEDAR at www.sedar.com.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. (the “Company”) owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and mineral industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

Contact Information:	Allen & Caron Inc Joseph Allen (investors) 1 (212) 691-8087 joe@allencaron.com or Len Hall (media) 1 (949) 474-4300 len@allencaron.com	Rene Randall KHD Humboldt Wedag International Ltd 1 (604) 683-8286 randall.r@khd.de

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman of the Board,

Chief Financial Officer and Secretary

Date: April 3, 2007

CW1142590.1